SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 0.01

(Title of Class of Securities)

M85548 101

(CUSIP Number)

December 1, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M85548 101		13G

1.	Names of Reporting Persons AGM Holding BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,121,850

	6.	Shared Voting Power 1,859,486 (1)

	7.	Sole Dispositive Power 1,121,850

	8.	Shared Dispositive Power 1,859,486 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,336

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.77% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)         Consists of the 1,859,486 Ordinary Shares held by Greenhill Highways LLC, a wholly-owned subsidiary of the Reporting Person, with respect to which the Reporting Person may be deemed to possess shared voting and dispositive power. See Item 4.

(2)         Based on 38,381,074 Ordinary Shares issued and outstanding as of January 18, 2013 (as appearing in the Issuer’s proxy statement for its extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report on Form 6-K, furnished to the SEC on January 28, 2013).

CUSIP No. M85548 101		13G

1.	Names of Reporting Persons Manou van Moorsel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,981,336 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,981,336 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,336 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.77% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)        Consists of (i) 1,121,850 Ordinary Shares held by AGM Holding BV and (ii) 1,859,486 Ordinary Shares held by Greenhill Highways LLC, with respect to each of which the Reporting Person may be deemed to possess shared voting and dispositive power. See Item 4.

(2)        Based on 38,381,074 Ordinary Shares issued and outstanding as of January 18, 2013 (as appearing in the Issuer’s proxy statement for its extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report on Form 6-K, furnished to the SEC on January 28, 2013).

Item 1(a).	Name of Issuer: The name of the issuer is Stratasys Ltd. (the “Issuer”).
Item 1(b).

Address of Issuer’s Principal Executive Offices:
The Issuer has dual principal executive offices, located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel and 7665 Commerce Way, Eden Prairie, Minnesota 55344.

Item 2(a).

Name of Person Filing:
The following entity and individual, listed in (i)-(ii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)            AGM Holding BV, a Dutch company (“AGM Holding”)

(ii)           Manou van Moorsel

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The principal business office of each Reporting Person is as follows:

(i)            AGM Holding— Rietlandpark 125 Amsterdam, The Netherlands 1019DT

(ii)           Manou van Moorsel— Rietlandpark 125 Amsterdam, The Netherlands 1019DT

Item 2(c).	Citizenship: The citizenship or state of organization, as applicable, of each Reporting Person is as follows: (i) AGM Holding— Netherlands (ii) Manou van Moorsel— Netherlands
Item 2(d).	Title of Class of Securities: This Statement relates to the ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.
Item 2(e).	CUSIP Number: The CUSIP number of the Ordinary Shares is M85548 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
I. AGM Holding
	(a)	Amount beneficially owned: 2,981,336 Ordinary Shares
	(b)	Percent of class: 7.77%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 1,121,850*
		(ii)	Shared power to vote or to direct the vote: 1,859,486**
		(iii)	Sole power to dispose of or to direct the disposition of: 1,121,850
		(iv)	Shared power to dispose of or to direct the disposition of: 1,859,486

II. Manou van Moorsel
	(a)	Amount beneficially owned: 2,981,336 Ordinary Shares***
	(b)	Percent of class: 7.77%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 2,981,336***
		(iii)	Sole power to dispose of or to direct the disposition of: 0
		(iv)	Shared power to dispose of or to direct the disposition of: 2,981,336***

*    Comprised entirely of Ordinary Shares held directly by AGM Holding.

** Consists of the 1,859,486 Ordinary Shares held by Greenhill Highways LLC, a Delaware limited liability company (“Greenhill Highways”), with respect to which AGM Holding may be deemed to share the power to direct the vote and disposition as a result of its ownership of all outstanding membership interests of Greenhill Highways.

*** Comprised of (x) the 1,121,850 Ordinary Shares held by AGM Holding and (y) the 1,859,486 Ordinary Shares held by Greenhill Highways, with respect to which Ms. van Moorsel may be deemed to possesses shared voting and dispositive power. Ms. van Moorsel disclaims beneficial ownership of all of the Ordinary Shares held by AGM Holding and Greenhill Highways except to the extent of her pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGM HOLDING BV

By:	/s/ Manou van Moorsel*
Name: Manou van Moorsel
Title: Managing Director

/s/ Manou van Moorsel*
MANOU VAN MOORSEL

Dated: February 14, 2013

* By:	/s/ Suzanne Versluis
Name: Suzanne Versluis
Title: Attorney-in-fact
Date: February 14, 2013

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit 2 – Power of Attorney

Exhibit 1

JOINT FILING AGREEMENT

The undersigned parties hereby agree that this Statement on Schedule 13G filed herewith, and any amendments thereto filed hereafter by any of the undersigned parties, relating to the ordinary shares, nominal value NIS 0.01 per share, of Stratasys Ltd., is being (and will be, in the case of amendments hereto) filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Date: February 14, 2013

AGM HOLDING BV

	By:	/s/ Manou van Moorsel*
Name: Manou van Moorsel
Title: Managing Director

/s/ Manou van Moorsel*
MANOU VAN MOORSEL

* By:	/s/ Suzanne Versluis
Name: Suzanne Versluis
Title: Attorney-in-fact
Date: February 14, 2013

Exhibit 2

POWER OF ATTORNEY

The undersigned, Ms. Manou van Moorsel, in her capacity as Managing Director of A.G.M. Holding B.V., a company duly organised under the laws of the Netherlands, with its registered office in Amsterdam, the Netherlands, does hereby appoint

Mr. A. Elmaliyah, resident of Van Hallstraat 647, 1051 HG Amsterdam, holder of an Israeli passport with number 14379913; and

Mr. D. Shamir, resident of Lisdoddelaan 91, 1087 KB Amsterdam, holder of a Dutch passport with number NT8P626P8; and

Ms. S.L.M. Versluis, resident of Doctor C.A. Gerkestraat 159, 2042 ER Zandvoort, holder of a Dutch passport with number NVLK0HK02, each of them individually, with the full right of substitution,

as her representative and attorney-in-fact with respect to any and all matters and any and all things to be done and any and all documents to be prepared, signed and delivered in connection with the aforementioned Company.

This Power of Attorney is valid from the 11th of February 2013 until and including the 24th of February 2013.

This power of attorney is governed by and shall be interpreted in accordance with Dutch law.

Signed in Amsterdam on 7th of February 2013

/s/ Manou van Moorsel
Manou van Moorsel